
 envel

Diederik Meeuwis · 2nd
Co-Founder at Envel
Netherlands · **Contact info**

💠 Envel

500+ connections

2 mutual connections: Jonny Price and Archie (Archil) Cheishvili

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Activity
1,305 followers

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Diederik Meeuwis commented on a post · 1w

Congrats Brandon 😎

👍💬❤️ 110   19 comments

Diederik Meeuwis commented on a post · 1mo

Go Envel 💪

👍💬❤️ 93   5 comments

Diederik Meeuwis commented on a post · 2mo

Done 🔔

👍💬 67   16 comments

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Experience

💠 **Co-Founder & SVP Operations**
Envel
Nov 2019 - Present · 2 yrs 6 mos
Greater Boston Area

Envel is on a mission to reinvent the banking experience around customers' needs and deliver personal money management to the every day US consumer.

Smurfit Kappa
2 yrs 2 mos

● **European Business Analyst | Pan European Sales**
Sep 2019 - Nov 2019 · 3 mos
Amsterdam en omgeving, Nederland

● **Management Trainee | Operations**
Oct 2017 - Aug 2019 · 1 yr 11 mos

Education

Leiden University
Bachelor of Laws (LLB), Rechtsgeleerdheid
2011 - 2016

TIAS School for Business and Society
MSc International Business Administration, Change Management
2016 - 2018

Harvard University
Studies in Innovation and Entrepreneurship
2016 - 2016

Harvard Summer School graduate course

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Languages

Engels
Full professional proficiency

Nederlands
Native or bilingual proficiency

Interests

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CEO and Co-Founder at RSE Ventures,
Executive Fellow at Harvard Business School
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